Exhibit h38

November 1, 2025

Domini Investment Trust

180 Maiden Laine, Suite 1302

New York, New York 10038

Re:   Amended and Restated Expense Limitation Agreement

Ladies and Gentlemen:

Domini Impact Investments LLC currently provides oversight and administrative and management services to Domini Investment Trust (the “Trust”), a Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust’s series set forth below (each a “Fund”) or will reimburse the Fund for all expenses payable by the Fund to the extent necessary so that the Fund’s aggregate expenses (excluding brokerage fees and commissions, interest, taxes, and other extraordinary expenses), net of waivers and reimbursements, would not exceed, on a per annum basis, the percentage set forth below of that Fund’s average daily net assets.

Fund	Expense Cap
Domini Impact Equity Fund – Investor shares	1.09%
Domini Impact Equity Fund – Institutional shares	0.74%
Domini Impact Equity Fund – Class Y shares	0.80%

Domini Sustainable Solutions Fund – Investor Shares	1.30%
Domini Sustainable Solutions Fund – Institutional Shares	1.05%

Domini Impact International Equity Fund – Class Y Shares	1.12%

Domini Impact Bond Fund – Investor Shares	0.87%
Domini Impact Bond Fund – Institutional Shares	0.57%
Domini Impact Bond Fund – Class Y	0.65%

The agreement in this letter shall take effect on November 30, 2025, and shall remain in effect through November 30, 2026, absent an earlier modification as agreed to by the Adviser and the Board of Trustees, which oversees the Fund.

Please sign below to confirm your agreement with the terms of this letter.

Sincerely,

Domini Impact Investments LLC

By:	/s/ Carole M. Laible

Carole M. Laible
Chief Executive Officer

Agreed: Domini Investment Trust

By:	/s/ Danielle Thebeau

Danielle Thebeau
Treasurer